LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

July 11, 2007

Mr. Todd Schiffman

Assistant Director

Financial Services Group

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	LaPorte Bancorp, Inc. Form S-1
File No. 333-143526

Dear Mr. Schiffman:

We are in receipt of your letter dated July 2, 2007 providing comments on the referenced filing for LaPorte Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1

Savings Plan for Employees

The Stock Offering

Securities Offered, page i

1.	Revise to disclose the source of funds for the purchase by the Plan, the repayment terms as well as any interest payable on the funds.

Please be advised that the 401(k) Plan will not obtain a loan to purchase stock in the offering. Participants in the 401(k) Plan will direct the investment of their existing account balances towards purchase of the employer stock in the offering, as reflected in the section of the Prospectus Supplement titled “Election to Purchase Common Stock in the Stock Offering—Priorities,” beginning on page “i.” Accordingly, after discussion with the Staff, no additional disclosure is included in the Prospectus Supplement.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

Performance History, page 6

2.	Revise to add a preamble to the table and briefly discuss the material terms of the common stock option, e.g., what market will it trade in, it has no current market, the annual return on equity and return on assets for the last three years.

The Prospectus Supplement has been revised on page 5 in response to the Staff’s comment.

Holding Company Prospectus cover page

3.	Revise the heading to also include a second line for the issuance of 961,967 to City Savings holders.

The “Offering Summary” has been revised to include a second line for the issuance of 961,967 shares of LaPorte Bancorp, Inc. common stock to City Savings shareholders.

4.	Revise to add a paragraph immediately preceding the paragraph starting with “Keefe Bruyette” and briefly discuss the approximate amount of cash proceeds that will be used to purchase City Saving shares and cash out its benefit plans.

The Prospectus cover page has been revised in response to the Staff’s comment.

Summary

Acquisition of City Savings Financial, page 7

5.	Revise to briefly discuss the approximate cash amount to be used in the purchase, the percentage of LaPorte Bancorp shares that will be held by former holders of City shares, and what will happen to City’s benefit plans, including the ESOP. If a significant amount of cash will be used for anything other than the direct purchase of City shares from unaffiliated holders, so describe.

The “Summary-Acquisition of City Savings Financial” disclosure has been revised in response to the Staff’s comment.

6.	Supplementally provide the staff with any materials (Boardbooks), including financial projections, that were exchanged by or between LaPorte and City Savings (or any party to the merger and/or acquisition).

LaPorte Bancorp, Inc. and City Savings Financial Corporation supplementally provided the Staff with the presentations provided to their respective Boards of Directors on July 10, 2007

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

and July 5, 2007, respectively. No other materials were prepared by either party or their respective financial advisors.

Reasons for the Offering, page 12

7.	Revise the second bullet to disclose whether or not there are any plans, arrangements, and/or understandings to acquire any other entities or acquire or build any branches.

The “Summary-Reasons for the Offering” disclosure has been revised in response to the Staff’s comment.

Benefits of the Offering to Management, page 12

8.	Revise to add a subsection for benefits to City Savings’ officers and directors.

The “Summary-Benefits of the Offering to Management” disclosure has been revised in response to the Staff’s comment.

Each Share of City Savings Financial…page 19

9.	Revise to disclose the approximate percentage ownership interest former holders of City Savings common stock will hold in the new LaPorte resulting from the stock exchange.

The “Summary-Benefits of the Offering to Management” disclosure has been revised in response to the Staff’s comment.

MD&A

Deposits, page 76

10.	With a view towards additional disclosure, advise the staff if any of the deposits are “brokered deposits”.

The Staff is advised that LaPorte Savings Bank held no brokered deposits as of June 30, 2007, March 31, 2007, December 31, 2006 or at December 31, 2005. Please see “Business of LaPorte Savings Bank and The LaPorte Savings Bank – Sources of Funds” for disclosure concerning its criteria for accepting brokered deposits.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

Treatment of City Savings Financial Stock Options, page 179

11.	Revise to disclose the aggregate payment, i.e., the number of options times 34 less the aggregate exercise prices.

The “Acquisition of City Savings Financial Corporation-Treatment of Stock Options” disclosure has been revised to disclose the aggregate payment for such options.

Treatment of Stock Options, page 181

12.	Revise to also disclose the total number of options to be cashed out and the aggregate payment.

The “Acquisition of City Savings Financial Corporation-Treatment of Stock Options” disclosure has been revised to disclose the total number of options to be cashed out and the aggregate payments for such options.

Material Income Tax Consequences, page 211

13.	Revise to also summarize the tax opinion for the merger. In this regard, we note the discussion is in the proxy for City Savings holders, however, the staff believes it should also be included in the prospectus.

The “The Reorganization and Stock Offering—Material Income Tax Consequences” has been revised in response to the Staff’s comments.

Pro Forma Data, page 38

14.	Please revise to reconcile the cash adjustment of $11,976,000 on page 42 with the purchase price of $19,600,000 on page 38.

The Pro Forma Data has been revised in response to the Staff’s comment. See footnote 4 to the Pro Forma Data.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

15.	We note the various assumptions on page 38-39. Please revise to discuss the likelihood of material changes to the expected purchase price from these factors such as certain variable expenses you refer to in this context.

The Pro Forma Data has been revised in response to the Staff’s comment. See page 38 of the Prospectus.

16.	You state the cost of purchasing options is $591,000, on page 43. However, the number of City Savings options acquired (39,016) multiplied by the average exercise price of options ($18.84) equals $735,061. Please revise to reconcile these amounts in this disclosure and elsewhere in the pro forma data, as needed.

The costs of the options is the number of options multiplied by the difference between the merger consideration and the exercise price (39,016 x ($34.00 – $18.84)) equal $591,482. Disclosure clarifying this calculation has been added to footnote 12 in each relevant table.

17.	Please revise to disclose the total number of shares used to compute the per share data presented in the Pro Forma Statements of Income, in accordance with paragraph Article 11-02(b)(7) of Regulation S-X.

The Pro Forma Statements of Income have been revised in response to the Staff’s comment. See pages 58, 60, 62 and 64.

Additional Pro Forma Data, page 65

18.	Please tell us how you derived the amounts reported as “Historical combined, net of effect of purchase accounting” and “Pro forma impact of funding the merger with City Savings Financial, net of tax.” Revise the presentations and other ancillary information as needed.

The “Additional Pro Forma Data” disclosure has been revised in response to the Staff’s comment. Please see revised footnote 2 and new footnote 9.

Critical Accounting Policies, page 74

19.	We note your disclosure stating the allowance consists of general and specific components and is determined based on “past loan loss experience, the nature and

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

volume of the portfolio,…economic conditions, and other factors.” With a view toward enhanced disclosure, please revise to discuss:

•	how you determine each element of the allowance;
•	which loans are evaluated individually and which loans are evaluated as a group;
•	your review of individual loans in the various categories of your portfolio and how you analyze them;
•	how you determine both the allocated and unallocated portions of the allowance for loan losses; and
•	and what self-correcting mechanism you use to reduce differences between estimated and actual observed losses.

The “Critical Accounting Policies” disclosure has been revised in response to the Staff’s comment.

Nonperforming Assets, page 103

20.	Please include a discussion of the nature of restructured commercial loans in your textual portion of this section. We note their relative significance to total nonperforming loans and their apparent presence in your Guide III table since 2005. Describe any unique features or other characteristics that would enhance a reader’s understanding of this nonperforming loan component.

The “Nonperforming Assets” disclosure has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis, page 137

21.	You state “total nonperforming loans to total loans increased from 3.1% at June 30, 2005 to 3.3% at June 30, 2006” in the last paragraph on page 142. In the table on page 159 you report nonperforming loans to total loans for such periods as 3.29% and 4.01%. Please reconcile these differences and revise the document as necessary. Clearly explain in your revisions the nonperforming loan components included or excluded in these calculations.

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations of City Savings Financial—Comparison of Operating Results for the Years Ended June 30, 2006 and 2005—Provision For Loan Losses” has been revised to correct the disclosure and make it consistent with the relevant financial tables.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

Financial Statements, page F-2

22.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

The updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X are noted.

Note 2 – Securities, page F-14

23.	We note your transfer of $2,330,664 securities from held to maturity to available for sale in 2005. Please disclose the type of securities that were transferred. Revise to provide all of the disclosures required by paragraph 22 of SFAS 115. This disclosure should include a robust explanation of the circumstances leading to the decision to transfer the securities. Also, please reconcile the amount of unrealized gain or loss recorded for the transfer with the amounts reported in the table in Note 14.

The LaPorte Savings Bank Notes to Consolidated Financial Statements have been revised at Note 2 in response to the Staff’s Comment.

24.	We note the unrealized losses on your investments. Please revise to provide the disclosures required by paragraph 21b of EITF 03-1.

The LaPorte Savings Bank Notes to Consolidated Financial Statements have been revised at Note 2 in response to the Staff’s Comment.

Note 3 – Loans, page F-18

25.	Please revise to include the disclosures required by paragraph 20c of SFAS 114 for the fiscal year ending December 31, 2004. Additionally, please explain to us why the interest income and cash basis interest income recognized on impaired loans is “not considered material to [the] presentation” on page F-18.

The LaPorte Savings Bank Notes to Consolidated Financial Statements have been revised at Note 3 in response to the Staff’s Comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

Financial Statements, page F-32

26.	We note you have not included a statement of operations or cash flows for the nine-months ending March 31, 2006. Please revise to include such statements in accordance with Item 302(b) of the Regulations S-X.

The City Savings Financial Corporation Statement of Operations and Cash Flows for the nine months ended March 31, 2006 have been included in the Consolidated Financial Statements of City Savings Financial Corporation, which begin on page F-31.

27.	Your June 30, 2004 statement of operations reports $3,393,275 in net interest income after provision for loan losses. This appears to be a typographical error as the amount should be $4,476,340. Please revise the statement of operations accordingly.

The City Savings Financial Corporation Statement of Operations for the year ended June 30, 2004 has been revised to reflect the correct net interest income.

Merger proxy

Questions and Answers, page 1

28.	Revise the last Q&A on page 3 to make the question, “Do I have dissenters’ rights and how do I perfect them?” In this regard, briefly explain what actions holders must make or not make and, if notice is to be provided, include a name and address. Finally, add a cross-reference to a more complete discussion elsewhere in the proxy.

The “Question and Answers About the Merger” disclosure in the Merger Proxy has been revised in response to Staff’s comment.

The Merger

Background of the Merger, page 22

29.	Revise the fourth full paragraph on page 23 to disclose the offering terms of the other potential acquirer.

The “Background of the Merger” disclosure has been revised in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

30.	Revise the first three paragraphs on page 24 to briefly discuss the changes made to the draft agreements.

The “Background of the Merger” disclosure has been revised in response to the Staff’s comment.

Exhibit 5

31.	Revise and refile to disclose the number of shares being opined upon.

Exhibit 5 has been revised and filed in response to the Staff’s comment.

Exhibit 8

32.	Revise to delete the first sentence of the last paragraph.

Exhibit 8 has been revised and filed in response to the Staff’s comment.

Exhibit 23

33.	Provide a current consent of the independent accountant in any amendment.

Consents for each of the independent accounts are included as Exhibits 23.2 and 23.3 to the registration statement.

*        *        *

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION

Mr. Todd Schiffman

July 11, 2007

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc Levy

Marc Levy, Esq.

cc:	Lee Brady, The LaPorte Savings Bank
Kip Weissman, Esq.